Sub-Item 77K:  Changes in registrant’s certifying accountant

The Boards of Trustees/Directors of the Funds have selected Deloitte & Touche LLP (“D&T”) as independent registered public accountants for fiscal year ended December 31, 2007.  Financial statements for the Funds' fiscal year ended December 31, 2006 were audited by PricewaterhouseCoopers LLP (PwC).

From September, 1999 to August 6, 2007, PricewaterhouseCoopers LLP (“PwC”) served as the Funds’ independent registered public accounting firm.  During the two most recent fiscal years, PwC’s audit reports contained no adverse opinion or disclaimer of opinion; nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principles.  Further, in connection with its audits for the two most recent fiscal years and through August 6, 2007, there were no disagreements between the Funds’ and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of PwC, would have caused it to make reference to the subject matter of the disagreement in its report on the financial statements for such years.

Neither the Fund nor any one on its behalf consulted with Deloitte on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund’s financial statements or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of said Item 304).